January 31, 2014
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Ms. Linda Cvrkel, Branch Chief

Re:     Vistaprint N.V.
Form 10-K for the fiscal year ended June 30, 2013
Filed August 15, 2013
Form 10-Q for the quarter ended September 30, 2013
Filed on October 30, 2013
File No. 000-51539
Ladies and Gentlemen:
Vistaprint N.V. (“Vistaprint” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated January 17, 2014 from Linda Cvrkel, Branch Chief of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Ernst J. Teunissen, Executive Vice President and Chief Financial Officer of Vistaprint. The Company's responses to the comments contained in the Staff's letter are set forth below and are keyed to the numbering of each comment and heading used in the Staff's letter. For your reference, the Staff's comments are reproduced in italics with the Company's response to each comment set forth below in standard type.
Annual Report on Form 10-K for the fiscal year ended June 30, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 37

1.
We note that as part of your discussion on revenue and the changes in revenue between periods, you include a discussion of the changes in revenue by operating segment. Please revise to discuss and analyze all results of operations by the operating segments disclosed in Note 15 to the financial statements. For example, please discuss and analyze cost of sales or operating income separately for each segment.

Response:

We respectfully acknowledge the Staff’s comment. As you will have noted from your review, our operating segments are geographically-based, but exclude our corporate and global functions. Our Chief Operating Decision Maker (CODM) receives operating segment results including revenue and operating income by operating segment consistent with our segment disclosures in Note 15 to the consolidated financial statements. As disclosed in our Form 10-K for the period reviewed, our internal analysis of performance does not include an allocation of our shared central functions to our geographic operating segments. These shared central functions include significant expenses related to corporate support functions (for example, the majority of our finance, legal, and human resources costs), software and manufacturing engineering, and the global component of our IT operations and customer service, sales and design support.

For the fiscal year ended June 30, 2013, the unallocated costs of our corporate and global functions were $252.3 million, which is substantial relative to the operating income for each of our geographic operating segments. Given our cost structure and the significance of these unallocated expenses, we have concluded that a discussion of our operating expenses by segment is not needed to provide context to which financial information should be analyzed and is not important to an understanding of the overall performance of the business. As further evidence of this, our incentive compensation arrangements that include a measure of profit are evaluated on a global basis rather than by segment. Where relevant, we provide discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations for segment specific operating expenses if there is a material unusual item or trend, such as our more strategically focused marketing spend in Europe or restructuring charges for our Most of World segment, both discussed in our Form 10-Q for the period ended December 31, 2013 (as filed on January 31, 2014). We do, however, believe our revenue performance and trends are important for investors to understand at a segment level. For these reasons, we believe that our current presentation and disclosure is appropriate and more meaningful to investors at this time. We regularly monitor our segment reporting requirements and future changes in our internal structure or management reporting may change this conclusion.

2.
Please expand your discussion of cost of revenue to quantify and discuss the significant cost components within this broad category, such as labor, product costs, product development costs, overhead, and any other significant components that would enable readers to understand your business better. For example, you state that cost of revenues decreased as a percentage of total revenue due to improved overhead absorption as a result of higher product sales, increased labor and production efficiency, improvements in your materials sourcing, and better pricing of your products, offset in part by a $1.4 million benefit from a non-cash gain related to a free piece of equipment, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Also, please discuss the increase in cost of revenue for 2013 as compared to 2012 based on actual dollar amounts.

Response:

We respectfully acknowledge the Staff's comment and, beginning with our Form 10-Q for the quarter ending December 31, 2013 (as filed on January 31, 2014) and in future filings, we will expand our discussion of changes in cost of revenue based on actual dollar amounts by adding the language below:

"The increase in cost of revenue of $6.6 million for the three months ended December 31, 2013, as compared to the prior period, was primarily due to an increase in volumes produced. We incurred incremental shipping expenses of $2.4 million as our customers preferred expedited delivery methods during the fiscal 2014 holiday season as compared to the prior year period. Overhead and other related expenses increased $1.6 million as compared to the prior comparative period and our indirect labor expense grew by $0.9 million due to a prolonged retention period for our temporary labor staff.
The increase in cost of revenue of $14.4 million for the six months ended December 31, 2013, as compared to the prior period, was primarily due to an increase in volumes produced. We incurred incremental shipping and temporary labor related costs of $3.2 million and $2.4 million, respectively. The prior year period included a benefit from a non-cash gain related to a free piece of equipment of $1.4 million in our European operations that did not occur in fiscal 2014 and therefore contributed to the $3.6 million increase in overhead and other expenses during the six months ended December 31, 2013."

Financial Statements, page 48
Notes to Consolidated Financial Statements, page 56
2. Summary of Significant Accounting Policies, page 56
Software and Web Site Development Costs, page 57

3.
We note your disclosure that as of July 1, 2012 you revised the estimated useful life of your capitalized software and website development costs from two to three years and the change increased your pre-tax income for fiscal year ended June 30, 2013 by approximately $2.7 million when compared to the historical estimated useful life. Please tell us and revise to disclose the effect on net income and earnings per share for 2013, as required by ASC 250-10-50-4.

Response:

The effect on net income from the change in the estimated useful life of our capitalized software for the fiscal year ended June 30, 2013 was consistent with the pre-tax income impact of $2.7 million included in our disclosure as the amortization expense was recognized in a jurisdiction with a zero percent income tax rate. The effect on both basic and diluted earnings per share for fiscal 2013 was an increase of $0.08 due to this change in estimate. We understand the requirements pursuant to ASC 250-10-50-4 and will revise our related disclosures in future filings to include specific reference to the net income and earnings per share impact as outlined below:

"We capitalize eligible salaries and payroll-related costs of employees who devote time to the development of websites and internal-use computer software. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. These costs are amortized on a straight-line basis over the estimated useful life of the software. As of July 1, 2012, we revised the estimated useful life of our capitalized software and website developments costs from 2 to 3 years based on an evaluation of historical trends, the period of benefit of past projects, and our current project portfolio. This change in estimated useful life increased both our pre-tax income and net income for fiscal year ended June 30, 2013 by approximately $2,718 when compared to the historical estimated useful life and could have a material impact in the future. Our basic and diluted earnings per share for fiscal 2013 increased by $0.08 due to this change in estimate. The costs associated with preliminary stage software development, repair, maintenance or the development of website content are expensed as incurred."

10. Debt, page 71

4.
We note from page 71 that you amended and restated your credit agreement on February 8, 2013 and that such agreement contains limitations on your ability to purchase your own shares. We further note from page 29 that during April 2013, subsequent to the restatement of your credit agreement, you purchased 613,000 shares of your stock. In this regard, please tell us whether the purchase of these shares resulted in violations of your debt covenants. To the extent any such violations did or did not occur, please explain why. We may have further comment upon receipt of your response.

Response:

As stated on page 71 of our Form 10-K, we were in compliance with all financial covenants required by our credit agreement as of June 30, 2013, including those related to share repurchase activity. Specific to your inquiry, the covenants associated with our credit agreement limit the amount of shares we may purchase but do not prohibit the purchase of shares. The limitation is calculated as follows:

•	Unlimited purchases up to $400 million in the aggregate over the life of our credit facility if our EBITDA leverage is within the limits below, otherwise $50 million per year:
▪< 2.75x: through March 31, 2015
▪< 2.50x: April 1, 2015 to February 8, 2018

•	If $400 million aggregate limit is reached, $25 million per year.

Since the credit facility amendment and restatement on February 8, 2013, we have repurchased $39.6 million of our shares, leaving $360.4 million of capacity to purchase shares in future periods assuming we are within the leverage restrictions, which we currently are.

In light of the Staff’s comment, we will revise our liquidity and capital resources discussion within MD&A in future filings, beginning with our Form 10-Q for the period ended December 31, 2013 (as filed on January 31, 2014), to clarify that we are subject to limitations associated with the amount of share purchases, as well as other types of transactions, by adding the language underlined below:

“Debt Covenants. Our credit agreement contains financial and other covenants, including but not limited to the following:
(1) The credit agreement contains financial covenants calculated on a trailing twelve month, or TTM, basis that:
•our consolidated leverage ratio, which is the ratio of our consolidated indebtedness (*) to our TTM consolidated EBITDA (*), will not exceed (i) 3.5 during the period from December 31, 2012 through December 31, 2013; (ii) 3.25 during the period from March 31, 2014 through December 31, 2014; and (iii) 3.0 after March 31, 2015; and
•our interest coverage ratio, which is the ratio of our consolidated EBITDA to our consolidated interest expense, will be at least 3.0.
(2) Purchases of our ordinary shares, payments of dividends, and corporate acquisitions and dispositions are subject to more restrictive consolidated leverage ratio thresholds than those listed above when calculated on a proforma basis in certain scenarios. Also, regardless of our leverage ratio, the credit agreement limits the amount of purchases of our ordinary shares, payments of dividends, corporate acquisitions and dispositions, investments in joint ventures or minority interests, and consolidated capital expenditures that we may make. These limitations can include annual limits that vary from year-to-year and aggregate limits over the term of the credit facility. Therefore, our ability to make desired investments may be limited during the term of our revolving credit facility.
(3) The credit agreement also places limitations on additional indebtedness and liens that we may incur, as well as certain intercompany activities.

(*) The definitions of EBITDA and consolidated indebtedness are maintained in the credit agreement included as an exhibit to Form 8-K filed on February 13, 2013 and January 22, 2014."

Form 10-Q for the Quarter Ended September 30, 2013
Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 19
Contractual Obligations, page 27
5. We note your disclosure that in July 2013, you executed a lease for an eleven-year term to move your Lexington, Massachusetts operations to a new facility in Waltham, Massachusetts, that is expected to commence in the second half of calendar 2015. We also note that the table of contractual obligations includes the lease payments associated with your current lease but no future lease payments associated with the new facility as the lease is contingent on certain future events. Please tell us and revise to disclose the nature and terms of these contingent events.
Response:
With respect to the Waltham, MA lease, we executed the lease arrangement concurrent with an amendment to our current lease in Lexington, MA, as both leases are held with the same landlord. The amendment to the Lexington lease has a contingent feature to shorten the current term of the lease to coincide with the rent commencement date of the Waltham lease, and a second contingent feature to adjust the remaining annual rental amounts. Both of the arrangements are contingent upon the lessor obtaining certain building permits for the Waltham lease by March 2014. If the lessor does not fulfill this obligation, we have the option to cancel the Waltham lease, without penalty, and return to the terms of our original Lexington lease. Consistent with the status as of September 30, 2013, as of December 31, 2013 the lessor has yet to obtain the required building permits; therefore, our commitment to pay the amounts as stated in the Waltham lease and our right to be absolved of the amounts due in connection with the Lexington lease are not yet finalized. Once the contingencies are resolved, we intend to update the table of contractual obligations to reflect the contractual payments attributable to the shortened remaining term of the Lexington lease and future payments for the term of the Waltham lease.
In order to address the Staff's comment, we will clarify our disclosures in future filings (including our Form 10-Q filed on January 31, 2014) prior to the resolution of the contractual contingency by adding the language underlined below:
"Operating Leases. We rent office space under operating leases expiring on various dates through 2024. Future rental payments required under our leases are an aggregate of approximately $50.0 million. The terms of certain lease agreements require security deposits in the form of bank guarantees and a letter of credit in the amounts of $1.7 million and $2.2 million, respectively. In July 2013, we executed a lease for an eleven-year term to move our Lexington, Massachusetts operations to a new facility in Waltham, Massachusetts, that is expected to commence in the second half of calendar 2015. The table above includes the lease payments associated with our current lease, but no future lease payments associated with the new facility as the lease is contingent on certain future events, including the receipt by the landlord of certain building permits that have not yet all been approved. If the contingencies are resolved, the cash expected to be paid ratably over the initial eleven year term of this new lease is approximately $119.6 million starting in September 2015, partially offset by a reduction in the commitments under our existing lease."

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at 781.652.6635 or Lawrence Gold, Senior Vice President and General Counsel of Vistaprint, at 781.652.6541.
Very truly yours,
Michael C. Greiner
Senior Vice President, Corporate Finance and Chief Accounting Officer
cc:    Ernst J. Teunissen
Lawrence A. Gold, Esq.